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November 26, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control -- Edgar

RE: Post-Effective Amendment No. 51 on Form N-4
RiverSource Retirement Advisor 4 Advantage Variable Annuity
RiverSource Retirement Advisor 4 Select Variable Annuity
RiverSource Retirement Advisor 4 Access Variable Annuity
File Nos. 333-79311/811-07355

Dear Commissioners:

RiverSource Variable Account 10, the Registrant, has filed its Post-Effective Amendment No. 51 on Form N-4. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on January 9, 2009.

Yours truly,

RiverSource Distributors, Inc.


By:       /s/ Scott R. Plummer
     ------------------------------
           Scott R. Plummer
            Chief Counsel
     RiverSource Distributors, Inc.